

Mail Stop 3030

July 23, 2018

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re: Bloom Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 20, 2018**
> **File No. 333-225571**

Dear Mr. Sridhar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The installation and operation of our Energy Servers are subject to environmental laws and regulations…, page 36

1.   If authorities in states or other relevant jurisdictions have imposed fines or obtained remedies from you or your customers related to your products or services, other than as disclosed in the last sentence of the third paragraph of this risk factor, please balance your disclosure with appropriate information about the fines or remedies.

Underwriting, page 207

2.   Please tell us which exhibit to your registration statement represents the agreement regarding future services mentioned in your disclosure added on page 208. Also tell us

how the agreement will be reflected in the table required by the last sentence of
Regulation S-K Item 508(e).

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements
and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617
with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.
        Fenwick & West LLP